SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)


Atlantic Realty Trust

	(Name of Issuer)
Common Shares of Beneficial Interest,
par value $0.01 per share

048798102
	(Title of class of securities)

	(CUSIP number)

William Ackman
Pershing Square Capital Management, LLC
110 East 42nd Street
New York, New York  10017
(212) 813-3700
	(Name, address and telephone number of person authorized to receive notices and communications)

July 8, 2004
	(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box   [_].







CUSIP No. 048798102
13D/A
Page 2

1
NAME OF REPORTING PERSON:
Pershing Square, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [_]
3
SEC USE ONLY

4
SOURCE OF
FUNDS:

WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
NUMBER OF
SHARES
7

SOLE VOTING POWER:
0
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
0
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
0
PERSON WITH

10
SHARED DISPOSITIVE POWER:
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%

14
TYPE OF REPORTING PERSON:

PN



CUSIP No. 048798102
13D/A
Page 3

1
NAME OF REPORTING PERSON:
	Pershing Square GP, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [_]
3
SEC USE ONLY

4
SOURCE OF
FUNDS:

N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
NUMBER OF
SHARES
7

SOLE VOTING POWER:
0
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
0
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
0
PERSON WITH

10
SHARED DISPOSITIVE POWER:
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   178,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%

14
TYPE OF REPORTING PERSON:

OO





CUSIP No. 048798102
13D/A
Page 4

1
NAME OF REPORTING PERSON:
	William Ackman

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [_]
3
SEC USE ONLY

4
SOURCE OF
FUNDS:

N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
NUMBER OF
SHARES
7

SOLE VOTING POWER:
0
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
0
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
0
PERSON WITH

10
SHARED DISPOSITIVE POWER:
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  0

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.00%

14
TYPE OF REPORTING PERSON:

IN






Item 1.	Security and Issuer.
The title and class of equity security to which this statement on
Schedule 13D relates is the common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Atlantic Realty Trust, a Maryland real estate investment trust (the "Company"). The address of the Company's principal executive offices is 747 Third Avenue, New York, New York 10017.

Item 2.	Identity and Background.
This statement is filed by Pershing Square, L.P. ("Pershing Square"), Pershing Square GP, LLC ("GP LLC") and William Ackman (collectively, the "Reporting Persons"). Pershing Square is a Delaware partnership with its principal executive offices located at 110 East 42nd Street, New York, NY 10017.
The principal business activity of Pershing Square is making investments.

The sole general partner of Pershing Square is GP LLC. GP LLC is a Delaware limited liability company with its principal executive offices located at 110 East 42nd Street, New York, NY 10017. The principal business activity of GP LLC is acting as the general partner of Pershing Square.

The sole managing member of GP LLC is William Ackman. Mr. Ackman's business address is 110 East 42nd Street, New York, NY 10017. Mr. Ackman's principal occupation is managing investments including the management of GP LLC.

During the last five years neither Pershing Square, GP LLC nor, Mr. Ackman, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not Applicable.

Item 4.	Purpose of Transaction.
The Reporting Persons sold 178,100 Common Shares of the Company on July 8,
2004 for $16.30 per share in the public market.   The Reporting Persons
no longer hold any shares in the Company.

Item 5.	Interest in Securities of the Issuer.
(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.
Not applicable.

Item 7.	Materials to be Filed as Exhibits.
1.	Agreement among the Reporting Persons with respect to the filing of this Schedule 13D/A.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERSHING SQUARE, L.P.
By:	PERSHING SQUARE GP, LLC
By: /s/ William A. Ackman
Name:  William A. Ackman
Title: Managing Member

PERSHING SQUARE GP, LLC
By: /s/ William A. Ackman
Name:  William A. Ackman
Title: Managing Member

By: /s/ William A. Ackman
Name: William A. Ackman

Date:	July 12, 2004




EXHIBIT INDEX
Exhibit No.
Exhibit 1	-	Agreement among the Reporting Persons with respect to
the filing of this Schedule 13D/A.






AGREEMENT
This will confirm the agreement by and among all the undersigned that the Schedule 13D/A filed on or about this date with respect to the beneficial ownership of the undersigned of common shares of beneficial interest of Atlantic Realty Trust is being filed on behalf of each of the entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  July 12, 2004

PERSHING SQUARE, L.P.
By:	PERSHING SQUARE GP, LLC
By: /s/ William A. Ackman
Name:  William A. Ackman
Title: Managing Member

PERSHING SQUARE GP, LLC
By: /s/ William A. Ackman
Name:  William A. Ackman
Title: Managing Member

By: /s/ William A. Ackman
Name: William A. Ackman